Exhibit 99.263

Nextech AR Signs Contract with the

Canadian Society of Physician Leaders

●	Nextech’s virtual experience platform will support leading physicians from all over Canada as they virtually network during COVID-19

●	Nextech AR’s Virtual Events and Video Platform (VXP) sees accelerating Sales Momentum Globally with large Scale Global Enterprise and Institutional Customer Wins

●	The global virtual events market is expected to reach more than $400B by 2027, growing at a 23% CAGR

Vancouver B.C., Canada –January 29, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (AR), virtual event live streaming experiences plus services for 3D ads, eCommerce, and education today announced that the Canadian Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

Using Nextech’s VXP platform, conference attendees will have access to immersive interactive virtual discussions, scalable-secure video-streaming, chat and a number of augmented reality experiences including human holograms capabilities that will aid in bringing an in-person-like element to attendees’ conference experience.

Many attendees of the CCPL are looking to receive continuing medical education credits (CME) during the event, a process which is challenging to translate to a fully virtual environment. To this end, Nextech’s VXP will utilize AI to enable accurate tracking of attendee journeys, to allow for accurate administration of CME throughout the event, a key feature of the annual conference.

Carol Rochefort, CSPL Executive Director comments, “We are extremely pleased and excited to be hosting our annual leadership conference on Nextech’s VXP. When seeking out partners for our first-ever virtual event, what stood out to us the most were the full-service capabilities this platform had to offer. Our attendees expect continuing medical education (CME) accreditation, so it was essential for us to use a platform capable of accurate tracking and monitoring,” She continues, “In addition to offering full-service capabilities, the platform was incredibly easy to navigate right off the bat. We’re hosting this event at a truly unprecedented time for the medical community so having a reliable, user-friendly setting in which professionals can collaborate on crucial issues is more important than ever.”

Evan Gappelberg, CEO of Nextech AR comments, “It is with great pleasure that we announce we will be working with the Canadian Society of Physician Leaders to build this monumentally important event. He continues, “This latest client win is yet another example of an esteemed institution, choosing Nextech’s virtual events and video platform (VXP) for its enhanced security, amplified video and immersive augmented reality experiences over the competition. Our platform is not just a virtual event platform but a highly secure experiential platform, which is what everyone is looking for. I believe that our platform’s proprietary features give us a competitive edge in a $90 billion dollar market that is going to $400 billion in the next few years according to Grandview. As we end January 2021 and go into February, we are seeing an accelerating adoption of all our platforms by enterprise and global brands.”

Nextech’s platforms have serviced many Fortune 500 businesses such as Amazon Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for winning more contracts from Fortune 500 companies.

To learn more about Nextech AR, please visit www.Nextechar.com

About the Canadian Society of Physician Leaders

Canadian Society of Physician Leaders (CSPL) provides a support and development network to the growing cadre of Canadian physician managers. The CSPL seeks out opportunities and partnerships to increase members’ exposure to quality professional development programs, both by promoting existing programs and developing new initiatives.

Recent Company Highlights:

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event, held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.